UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statements on Form F-3 (File No. 333-234701) and Form S-8 (File Nos. 333-228301 and 333-238115) of Gamida Cell Ltd. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed on February 26, 2020 (the “Annual Report”) shall be deemed to be incorporated by reference herein and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.

The following risk factor will supersede the risk factor previously disclosed in the Company’s Report on Form 6-K filed on May 18, 2020 and will supplement the risk factors disclosed in the Annual Report:

Our business has been and could continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic has adversely affected our operations, including at our U.S. headquarters, and at our clinical trial sites, and it could continue to adversely affect such operations as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business has been adversely affected by the effects of the recent and evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in the Commonwealth of Massachusetts, where our U.S. operations are focused. The Commonwealth of Massachusetts declared a state of emergency related to the spread of COVID-19, and the Governor of Massachusetts and other health officials in Massachusetts and surrounding states have announced aggressive orders, health directives and recommendations to reduce the spread of the disease. Further, the Governor of Massachusetts issued an executive order directing that all non-essential businesses close their physical operations and implement work-from-home schedules, effective as of March 23, 2020. Accordingly, we implemented work-from-home policies for all employees. The effects of the executive order and our work-from-home policies have delayed our expected timeline for the submission of our investigational new drug, or IND, application for our product candidate GDA-201. Previously, we expected to submit an IND for GDA-201 in the fourth quarter of 2020. As a result of COVID-19 related business disruptions, we now expect to submit our application during the first half of 2021. The magnitude of further adverse effects on our business and operations will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could further negatively impact our business, operating results and financial condition.

Some of our third-party manufacturers which we use for the supply of materials for product candidates or other materials necessary to manufacture product to conduct preclinical tests and clinical trials are located in countries affected by COVID-19, and should they experience disruptions, such as temporary closures or suspension of services, we would likely experience delays in advancing these tests and trials. Currently, we expect no material impact on the clinical supply of omidubicel or any of our product candidates.

In addition, our clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic continues to impact our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in the “Risk Factors” section included in our Annual Report.

PFIC STATUS

If we are a passive foreign investment company, or PFIC, we expect to provide investors, by annually posting a “PFIC Annual Information Statement” on our website, with the information required to allow investors to make a qualified electing fund, or QEF, election for United States federal income tax purposes.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Statements of Financial Position as of June 30, 2020 and June 30, 2020, and Unaudited Interim Consolidated Statements of Comprehensive Loss, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the three months ended June 30, 2020 and June 30, 2019

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated August 11, 2020

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Interim Consolidated Statements of Financial Position, (ii) Interim Consolidated Statements of Comprehensive Loss, (iii) Interim Consolidated Statements of Changes in Shareholders Equity, (iv) Interim Consolidated Statements of Cash Flows, and (v) the Notes to Interim Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

August 12, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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